Effective at the close of business on September 19, 2008, the Fund acquired the net assets of Select High Yield Bond Fund in a tax-free exchange for Class A and Class I shares of the Fund. Shares were issued to Class A and Class I shareholders of Evergreen Select High
Yield Bond Fund at an exchange ratio of 2.80 and 2.80 for
 Class A and Class I shares,
respectively, of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized depreciation of $10,172,035. The aggregate net assets of the Fund and Evergreen Select High Yield Bond Fund immediately prior to the acquisition were
$440,185,205 and $94,017,018, respectively. The aggregate . net assets of the Fund immediately after the acquisition were $534,202,223.